August 10, 2006

Ms. Gail Sheppick
Director
State of South Dakota, Department of Revenue and Regulation,
Securities Division
445 East Capitol Avenue
Pierre, SD 57501-3185

Re:	US BioEnergy Corporation
	Registration Statement on Form S-1
	Filed August 3, 2006
	File No. 333-136279

Dear Ms. Sheppick:

	US BioEnergy Corporation, a company incorporated in the state of
South Dakota, filed the registration statement referenced above for an initial public offering of its shares of common stock.

	The Commission and its staff would welcome any information on US
BioEnergy Corporation or the offering that you think would be of interest or concern.

	You may direct questions or comments to me at (202) 551-3728.

	Thank you for your consideration.

Very truly yours,





					     Edward M. Kelly

Senior Counsel

Enclosure









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE